Exhibit 97

United Community Banks, Inc.
Document Title	Compensation Recovery Policy	Version No.	1
Effective Date	August 1, 2023
Date of Last Revision	N/A
Approving Body	Board Talent and Compensation Committee

1.Effective Date. This United Community Banks, Inc. Compensation Recovery Policy (this “Policy”) has been adopted by United Community Banks, Inc. (the “Company”) effective as of August 1, 2023 and shall supplement the bonus recoupment policy set forth in the Company’s Corporate Governance Guidelines.
2.Recovery of Erroneously Awarded Compensation. Pursuant to this Policy, the Company shall recover erroneously awarded compensation to its executive officers to the extent required by Section 10D of the Securities Exchange Act of 1934, as amended and Nasdaq Listing Rule 5608 (collectively, the “Compensation Recovery Rules”) and shall otherwise comply in all respects with the Compensation Recovery Rules, as in effect from time to time. The Committee (as defined below) shall determine, in its sole and exclusive discretion, the method or methods for recovering any erroneously awarded compensation, which methods need not be the same, or applied in the same manner, to each executive officer, provided that any such method shall provide for reasonably prompt recovery and otherwise comply with any requirements of the Nasdaq Stock Market.
3.Authority of Committee. This Policy shall be administered and interpreted by the Talent and Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company in accordance with the Compensation Recovery Rules and other applicable Federal securities laws and regulations. Except as limited by applicable law, and subject to the provisions of this Policy, the Committee shall have full power, authority and sole and exclusive discretion to construe, interpret and administer this Policy, and to delegate its authority pursuant to this Policy. In addition, the Committee shall have full and exclusive power to adopt such rules, regulations and guidelines for carrying out this Policy and to amend this Policy, in each case, as it may deem necessary or proper. Except as otherwise required by the Compensation Recover Rules, this Policy also may be administered by the Board, and references in this Policy to the “Committee” shall be understood to refer to the full Board.
4.Decisions Binding. In making any determination or in taking or not taking any action under this Policy, the Committee may obtain and rely on the advice of experts, including employees of, and professional advisors to, the Company. Any action taken by, or inaction of, the Committee or its delegates relating to or pursuant to this Policy shall be within the absolute discretion of the Committee or its delegates. Such action or inaction of the Committee or its delegates shall be conclusive and binding on the Company and any current or former executive officer affected by such action or inaction.
5.Policy Not Exclusive. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery, recoupment, forfeiture or offset that may be available to the Company pursuant to the terms of any other applicable Company policy, compensation or benefit plan, agreement or arrangement or other agreement or applicable law; provided, however, that there shall be no duplication of recovery of the same compensation.

Exhibit 97

Review Date	Reviewed By	Review or Revision Description	Approved or Adopted	Approved or Adopted Date
August 1, 2023	Board Talent and Compensation Committee	New Policy	Adopted	08/01/2023